RECEIVED

2008 AUG 11 A 7:29

OFFICE OF INTERNATIONAL CORPORATE FINANCE

FILE No.: 82-5226

Skogn, 25 July 2008

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549
USA

[redacted]

08004144

Attention: Office of International Corporate Finance

SUPPL

Re: Rule 12g3-2(b) submission by Norske Skogindustrier ASA

Ladies and Gentlemen:

I refer to the above referenced exemption pursuant to Rule 12g3-2(b) (the "*Rule*") under the Securities Exchange Act of 1934, as amended (the "Act"), granted previously to Norske Skogindustrier ASA.

I hereby transmit to you, in accordance with the provisions of Rule 12g3-2(b)(4) of the Act the following materials:

(1) *Press release; Norske Skog sells mill in the Czech Republic, published 7 July, 2008*

(2) *Press release; Norske Skog sells Hauger Gård in Vestby municipality to Petter Olsen, published 10 July, 2008.*

(3) *Press release; Norske Skog sells property in Trondheim to Maja Eiendom, published 11 July, 2008*

(4) *Press release; Audun røneid is Norske Skog's new CFO, published 14 July 2008*

(5) *Press release; Norske Skog's accounts for the second quarter of 2008, published 23 July, 2008*

As stated in paragraph (5) of the Rule, the Company understands that its furnishing the Securities and Exchange Commission with the information set forth above and the documents being transmitted herewith pursuant to the Rule shall not constitute an admission for any purpose that the Company is subject to the provisions of the Act.

Please contact the undersigned in connection with any of the points discussed in this letter.

Very truly yours,
Norske Skogindustrier ASA

Oddrunn Ringstad

PROCESSED
AUG 12 2008
THOMSON REUTERS

Norske Skogindustrier ASA

7620 Skogn
Telefon: 74 08 70 00
Telefaks: 74 08 71 00
Foretaksregisteret:
NO 911 750 961 MVA

N-7620 Skogn, Norway
Telephone: +47 74 08 70 00
Telefax: +47 74 08 71 00
Register of business enterprises:
NO 911 750 961 VAT

Notification to the Oslo Stock Exchange

Norske Skog's accounts for the second quarter of 2008

The announcement of Norske Skog's accounts for the second quarter of 2008 will take place on Thursday, 7 August at 0800 hrs. There will be a presentation with webcast at the company's premises at 1300 hrs. on the same date. More information about this event will be published on Norske Skog's website www.norskeskog.com.

The "silent period" in advance of the announcement will start on Friday, 25 July.

Result terms

"Underlying operating earnings" (which was the group's operating earnings corrected for realised gains or losses from currency hedging) have been excluded as of the second quarter. The result terms used for both the group and individual segments are 1) Gross operating earnings (EBITDA), 2) Gross operating earnings after depreciation (EBIT) and 3) Operating earnings (EBIT under IFRS).

Other special items not included in the gross operating earnings before and after depreciation

During the second quarter, another NOK 51 million has been charged against income in connection with the halting of the Pisa PM 2 project. This consists of NOK 17 million in write-downs and NOK 34 million in assumed termination costs. The amounts have been included in the operating earnings under IFRS.

In total, NOK 1.3 billion has been recognised as income in the form of increased value of energy contracts and embedded derivatives. The amount has been included in the operating earnings under IFRS.

Currency factors

There have been no large currency fluctuations during the second quarter, and therefore only small currency effects have been included as financial items in the income statement. Norske Skog' s trade-weighted currency basket ("the Norske Skog index") had an average value of 79.1 in the second quarter of 2008, compared with 80.7 in the first quarter of 2008. As of 30

June 2008, the index value was 80.2 compared with 79.1 as of 31 March 2008. The index started on 1 January 2002.

Oxenøen, 23 July 2008

NORSKE SKOG

Investor Relations

Norske Skog

Press release

Oxenøen, 14 July 2008

Audun Røneid is Norske Skog's new CFO

Audun Røneid (51) comes from the position as CFO in Davia Yards Inc. in Canada.

"I am happy that Audun Røneid will become the CFO of Norske Skog. He has solid experience from both development and restructuring of international industry, and will strengthen Norske Skog's corporate management team," says CEO Christian Rynning-Tønnesen.

Røneid is an MIB from the Norwegian School of Management (BI). From 1994 to 1998 he was senior vice president of Kværner Ships Equipment, and he was the CFO of Aker Yards from 1998 to 1999. From 1999 to 2002, Røneid held the position of senior vice president finance of Kværner Oil & Gas Development. He then worked as CFO of Jotun before taking over as CFO of Davia Yards from 2007.

When Røneid will take up the position will be agreed later.

Oxenøen, 14 July 2008

Norske Skog
Corporate affairs

For further information:

Vice president corporate affairs Tom Bratlie
Telephone: +47 905 21 904

Norske Skog

Press release

Oxenøen, 11 July 2008

Norske Skog sells property in Trondheim to Maja Eiendom

Norske Skog sells the 5.2 hectare property Ranheim Vestre in Trondheim Municipality to Maja Eiendom for NOK 72 million.

Maja Eiendom plans to develop the area for residential purposes. This is in accordance with the municipal zoning plan for the area.

It is Norske Skog's wholly owned subsidiary Ranheim Eiendomsutvikling AS which sells the property. The sale will yield a recognised gain of about NOK 70 million before tax.

Eiendomsmegler 1 Midt-Norge has assisted Norske Skog with the sale.

Oxenøen, 11 July 2008

Norske Skog
Corporate affairs

For further information:

Norske Skog:
Vice president corporate affairs
Tom Bratlie

Telephone: +47 905 21 904

Maja Eiendom:
Roger Holmgren

Telephone: +47 951 05 650

Norske Skogindustrier ASA

Oksenøyveien 80
P.O. Box 329, N-1326 Lysaker
Norway

Norske Skog

Press release

Oxenøen, 10 July 2008

Norske Skog sells Hauger Gård in Vestby municipality to Petter Olsen

The farm Hauger Gård lies between Hvitsten and Son in Vestby municipality, and comprises 301.5 hectare. The property consists of woodlands and fields, in addition to two residential properties and nine vacation properties.

Petter Olsen is buying the properties from Norske Skog for NOK 43 million. The price corresponds to appraised value and gives a gain of around NOK 40 million.

Petter Olsen owns and operates Ramme Gård in the same area. Ramme Gård is an eco-cultural meeting place with cultural activities, and farming and guesthouse operations based on versatile and organic agriculture. Petter Olsen buys Hauger Gård to complete and expand the ecological farming, and to develop activities aimed at youths in cooperation with other players.

Hauger Gård will be developed in line with national and local plans, ensuring access for the public to the area and shoreline.

Oxenøen, 10 July 2008

Norske Skog
Corporate affairs

For further information:

Norske Skog:
Vice president corporate affairs
Tom Bratlie
Telephone: +47 905 21 904

Petter Olsen:
Property manager
Calle Andersen
Telephone: +47 900 79 009

Norske Skogindustrier ASA

Oksenøyveien 80
P.O. Box 329, N-1326 Lysaker
Norway

Norske Skog sells mill in the Czech Republic

Norske Skog divests the former newsprint mill Norske Skog Steti in the Czech Republic to Mondi. The agreed purchase price reflects the book value of the fixed assets in the company.

Newsprint production at Norske Skog Steti ceased at the end of May this year. All operations in the company have ceased and all employment relationships were terminated at the end of June this year.

The decision to stop the newsprint production at the Steti mill is part of Norske Skog's work to improve its profitability. The fixed costs in the group will be reduced by removing excess capacity and transferring production to other mills with available capacity.

Mondi is currently engaged in production of kraft pulp, kraft paper, containerboard, industrial bags and extrusion coating products at the same industrial site where Norske Skog Steti operated. Mondi will buy most of the production equipment at the former newsprint mill. The agreement includes an option for Norske Skog to move a smaller part of the production equipment to other mills in the group.

Mondi will not resume newsprint production at the former Norske Skog Steti mill and has acquired the site as part of a rationalization of the existing mill site.

The transaction will be carried out by Norske Skogindustrier ASA selling all their shares in Norske Skog Steti a.s. to Mondi Steti a.s. Closing of the transaction is subject to approval from Czech and EU competition authorities, as well as other customary closing conditions for such transactions. The transaction is expected to be completed within 5-7 months.

Oxenøen, 7 July 2008

Norske Skog
Corporate affairs

More information:

Norske Skog:
Vice president corporate affairs
Tom Bratlie
Phone: +47 905 21 904

Mondi:
Bettina Pepeck
Ecker & Partner
Phone: +43 1 59932 53

END